

02040579

RECD S.E.C.

JUN 1 4 2002

1086

RECD S.E.C.

JUN 1 4 2002

1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

$\rho \in$,

For 12 June, 2002

GlaxoSmithKline plc
(Name of registrant)

PROCESSED

JUN 2 0 2002

THOMSON
FINANCIAL

GLAXOSMITHKLINE, 980 GREAT WEST RAOD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___





GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

12 June, 2002

GlaxoSmithKline plc

GSK Share Re-purchases

GlaxoSmithKline announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 3,700,000 of its ordinary shares at a price of 1334.5608p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 12 June, 2002   By: VICTORIA LLEWELLYN
                                                   Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc